Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - THIRD QUARTER 2014 RESULTS

Highlights

•	Seadrill Partners reports net income attributable to Seadrill Partners LLC Members for the third quarter 2014 of $54.0 million and net operating income of $153.6 million.

•	Generated distributable cash flow of $54.9 million for the third quarter 2014.

•	Declared an increased distribution for the third quarter of $0.5525 per unit, an increase of 2% over the second quarter distribution.

•	Completed the acquisition of an additional 28% limited partner interest in Seadrill Operating LP for $373 million.

•	Issued a total of 8 million common units to the public.

•	Economic utilization for the third quarter of 90%.

Subsequent Events

•	Completed the acquisition of the entities that own and operate the West Vela for $900 million on a 100% basis. The acquisition was financed with debt and $238 million in cash for the Company’s 51% equity share. As a result, management has recommended a quarterly distribution increase of between $0.035 and $0.040 per quarter for the fourth quarter of 2014.

Financial Results Overview

Seadrill Partners LLC1 reports:

Total contract revenues were $327.5 million for the third quarter 2014 (the “third quarter”) compared to $339.6 million in the second quarter of 2014 (the “second quarter”). The decrease in revenues is primarily driven by downtime on the West Capricorn, West Leo and West Auriga.

Operating income for the quarter of $153.6 million compared to $168.6 million in the preceding quarter. The decrease is largely as a result of downtime described above.

Net Income for the quarter of $106.3 million compared to $94.3 million in the previous quarter. This is after the recognition of the gain/loss on derivative instruments, which reflected a total net gain of $0.5 million in the third quarter as compared to a total net loss of $27.8 million for the second quarter as a result of an increase in long term interest rates in the third quarter. The unrealized non-cash element of these amounts is a $11.4 million gain in the third quarter 2014 and a $23.5 million loss for the second quarter 2014.

1)	All references to “Seadrill Partners” and “the Company” refer to Seadrill Partners LLC and its subsidiaries, including the operating companies that indirectly own interests in the drilling units Seadrill Partners LLC owns: (i) a 58% limited partner interest in Seadrill

Net income attributable to Seadrill Partners LLC Members was $54.0 million for the third quarter compared to $31.2 million for the previous quarter. The increase is in part driven by the reduction in the non-controlling interest as a result of the acquisition during the quarter of an additional 28% limited partner interest in Seadrill Operating LP.

Distributable cash flow was $54.9 million for Seadrill Partners’ third quarter as compared to $51.9 million for the previous quarter2 giving a coverage ratio of 1.03 for the third quarter. The increase in distributable cash flow is mainly as a result of the acquisition of an additional 28% limited partner interest in Seadrill Operating LP partly offset by lower operating income.

The coverage ratio for the quarter has been negatively impacted by the increase in units outstanding following the September equity issuance as the third quarter distribution is payable on all outstanding units at the record date. Excluding the distribution in relation to the new units issued in the September equity offering, the coverage ratio would have been 1.13.

Distribution for the period of $0.5525 per unit, equivalent to an annual distribution of $2.21, represents a 43% increase from the Company’s minimum quarterly distribution set at its IPO. Subsequent to the acquisition of a 51% stake in the West Vela, management intends to recommend to the Board an increase in the quarterly cash distribution in respect of the fourth quarter of 2014 of between $0.035 and $0.040 per unit for the fourth quarter.

Operations

Seadrill Partners currently has an interest in ten rigs in operation. The fleet is comprised of four semi-submersible rigs, three drillships and three tender rigs operating in Canada, the US Gulf of Mexico, Ghana, Nigeria, Angola and Thailand.

Overall economic utilization for the fleet was 90% for the third quarter. With the exception of 21 days of downtime on the West Capricorn, as guided in last quarter’s report, the fleet performed reasonably well during the third quarter, achieving an economic utilization rate of 93% excluding the West Capricorn downtime.

Total operating expenses for the third quarter were $180.9 million, roughly in-line with $177.7 million in the previous quarter.

Acquisitions

On July 21, 2014 Seadrill Partners completed the acquisition of an additional 28% limited partner interest in Seadrill Operating LP for a total consideration of $373 million. Seadrill Operating LP has an ownership interest in three ultra-deepwater drilling rigs, West Aquarius, West Leo and West Capella, and one semi tender rig, the West Vencedor. The Company now owns a 58% interest in Seadrill Operating LP which is in line with the ownership level of the Company’s other ultra-deepwater operating company which is 51% owned. The transaction increases exposure to assets that are well known to the Company and that have stable cash flows.

The gross value of the 28% limited partner interest acquired, after deducting the 44% non-controlling interest in the West Capella, was $804 million. The 28% share of the debt associated with the four rigs owned by Seadrill Operating L.P., net of the West Capella non-controlling interest, was $431 million. The equity portion was therefore $373 million.

Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through its 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and (iii) a 100% limited liability company interest in Seadrill Partners Operating LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own the West Aquarius, West Leo and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn,West Sirius and West Auriga. Seadrill Partners Operating LLC owns 100% of the entities that own and operate the T-15 and T-16 tender barges.
2)	Please see Appendix A for a reconciliation of DCF to net income, the most directly comparable GAAP financial measure.

The acquisition was funded with a combination of cash and proceeds from the $300 million equity offering completed on June 19, 2014 and surplus funds from the Company’s recent term loan B financing. The Company sold a total of 6.1 million common units to the public and 3.2 million common units to Seadrill Limited in June 2014.

On November 5, 2014 Seadrill Partners completed the acquisition of the entities that own and operate the ultra-deepwater drillship, the West Vela for $900 million on a 100% basis. The West Vela was acquired by Seadrill Capricorn Holdings LLC (51% owned by the Company). Debt funding for the acquisition was $433 million comprised of a secured debt facility originally entered into by Seadrill Limited (“Seadrill”). The Company’s equity portion for its share of the rig acquisition was therefore $238 million funded by the proceeds of the 8 million units September equity offering.

The West Vela is a 6th generation, dynamically positioned drillship delivered from the Samsung shipyard to its current customer, BP, in November 2013. The West Vela is expected to carry out operations in the U.S. Gulf of Mexico until the end of its contract in November 2020.

Under the terms of the West Vela contract BP is paying a daily rate of $565,000 plus approximately $44,000 per day as a mobilization fee paid over the term of the contract. Under the terms of the acquisition agreement Capricorn Holdings will pay Seadrill $40,000 per day of day rate revenue actually received as well as the $44,000 per day mobilization fee. These payments to Seadrill will cease at the end of the current contract. By effectively lowering the day rate it receives to $525,000 per day the Company has reduced is re-contracting risk when the contract expires in 6 years time.

Financing and Liquidity

As of September 30, 2014, the Company had cash and cash equivalents, on a consolidated basis, of $447.3 million and two undrawn revolving credit facilities totalling $200 million. The cash balance includes the $245 million proceeds from the September equity offering. One $100 million facility is provided by Seadrill as the lender and the second $100 million facility is provided by a syndicate of banks and secured in connection with the $2.9 billion term loan B facility. Total debt was $3,237.4 million as of September 30, 2014; $247 million of this debt was originally incurred by Seadrill, as borrower, in connection with its acquisition of the drilling rigs.

As of September 30, 2014 the Company had two secured credit facilities, in addition to the term loan B. These facilities expire in 2015 and 2017. A refinancing strategy should be expected at maturity debt levels or higher. Additionally the Company has a $109.5 million vendor loan from Seadrill maturing in 2016 relating to the acquisition of the T-15.

Seadrill Partners will continue to explore financing alternatives to refinance the remaining related party debt on the West Vencedor, T-15 and T-16 and now also the debt associated with the West Vela acquisition.

As of September 30, 2014, Seadrill Partners had interest rate swaps outstanding on principal debt of $3,157 million. All of the interest rate swap agreements were entered into subsequent to the IPO Closing Date and represent approximately 98% of debt obligations as of September 30, 2014. The average swapped rate, excluding bank margins, is approximately 2.40%. The Company has a policy of hedging the significant majority of its long-term interest rate exposure in order to reduce the risk of a rising interest rate environment.

Market

Since our last quarterly report in August, the oil price has dropped by 23%, or US$24 per barrel. It remains to be seen how long the current market conditions will persist and during this period short to medium term visibility will be reduced. However, the Company believes the positive long term fundamentals of our industry remain intact. This belief is primarily driven by the fact that the days of easy, low cost oil are over and new offshore reserves required to meet long term demand growth are found in the deep and ultra-deepwater regions. As mentioned by a number of major oil companies, these reserves are well positioned on the cost of supply curve and can be expected to be produced even at today’s oil prices.

The near term outlook for ultra-deepwater drilling (“UDW”) units has become increasingly challenging in light of the macro developments over the course of the last quarter. However, Seadrill Partners remains very well positioned in this environment due to the fleet’s long term contracts. The Company has no UDW rigs up for re-contracting before 2017 and only one semi-tender rig, the West Vencedor, up for re-contracting before then, for which management remain confident an extension will be agreed.

It is encouraging to see the industry rationalizing older fleets with increased stacking and scrapping activity. Roughly 45% of the current floater fleet is 15 years or older and 30% of the fleet is 30 years or older. We expect stacking and scrapping activity to accelerate as 2015 progresses and lead to a more balanced supply picture by the time Seadrill Partners will be re-contracting its units in 2017.

The long term outlook for the floater market is positive, and we believe the current market is a short term dislocation driven by a pullback in spending at a time when a significant number of new rigs are entering service. Over the long run, these rigs will be absorbed as reserves discovered in the deep and ultra-deepwater are developed and major oil companies continue to focus their activity on 6th generation units in a bid to advance the safety and efficiency of the rigs they employ.

Seadrill Partners continues to be in the best possible competitive position with long term contracts, robust backlog and little exposure to the near term dayrate environment.

Outlook

The third quarter of 2014 was an active one for Seadrill Partners with the acquisition of a 28% limited partner interest in Seadrill Operating L.P. and having successfully closed an add-on US$1.1 billion term loan B and $300 million equity offering executed at the end of the second quarter. In addition, a further $245 million equity offering at the end of the third quarter provided the funds required to acquire a 51% interest the drillship West Vela, which has a long-term contract with BP.

Distributions have grown by 25% year to date in 2014 and management have recommended a further increase of between 6% and 7% for the fourth quarter of 2014. This growth exceeds the Board’s anticipated annual growth rate of 15% at the time of the Company’s initial public offering in October 2012. Seadrill Partners achieved a coverage ratio of 1.13 during the third quarter after adjusting for the increased unit count following the equity offering in September. The Company expects coverage to strengthen as a function of rate increase on the West Capella, which occurred in the second quarter, and an increase on the West Aquarius from the third quarter of 2015.

The Company will also continue to look at ways of reducing its re-contracting risk, including transactions such as the acquisition of the West Vela where the effective rate under the existing contract, which expires in November 2020, was reduced to $525,000 per day. However, the Company’s re-contracting risk is mitigated significantly by the fact that it does not have any UDW rig contracts ending until 2017.

The Company’s distribution track record demonstrates Seadrill Partners’ commitment to growth. The Board remains committed to growing distributions by acquiring operating company units and additional assets from Seadrill. Seadrill has several long-term contracted rigs that are potential drop down candidates and is also committed to continuing the growth of Seadrill Partners.

Seadrill’s strong financial position continues to provide significant flexibility when selling rigs to Seadrill Partners. Additionally Seadrill Partners will continue to review all sources and markets for capital in order to fund growth, including but not limited to debt financing and preferred shares as well as vendor financing.

Operationally, the Company had a reasonable third quarter aside from the 21 days downtime for the West Capricorn. Approximately 30 days of downtime for the West Aquarius is expected in the fourth quarter for equipment repairs. Overall however, utilization for the fourth quarter is expected to see an improvement over the third quarter. The Board is pleased that its strategy of asset diversification has meant that even with extended periods of downtime on specific rigs the overall operating results for the third quarter and the expectation for the fourth quarter have remained reasonably good.

Distributable cash flow for the fourth quarter of 2014 will also be positively impacted by the cash contribution from the West Vela from the 4th of November.

The Board remains committed to its acquisition strategy in order to strengthen the fleet composition, diversify the customer base, and increase backlog. The Company’s modern best in class fleet and long term contracts, with an average remaining term of 3.5 years protect the Company from the current short-term negative market sentiment. It is a realistic scenario that demand growth for development drilling will have outpaced supply growth when the Company’s existing contracts roll off. Significant old capacity is expected to leave the market, while limited newbuild projects are likely to be initiated. The Company has an order-backlog of $5.9 billion, a modern fleet and a strong and well positioned Sponsor in Seadrill providing asset acquisition opportunities. The Board therefore remains confident about the Company’s ability to grow its distributions over time.

November 26, 2014

The Board of Directors

Seadrill Partners LLC

London, UK.

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

Rune Magnus Lundetrae: Chief Financial Officer

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS	Three months ended			Nine months ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
(US$ millions)	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Operating revenues
Contract revenues	$327.5	$339.6	$265.4	$927.7	$768.0
Reimbursable revenues	7.0	6.7	3.4	28.4	11.4
Other revenues	—	—	0.6	—	5.8

Total operating revenues	334.5	346.3	269.4	956.1	785.2

Operating expenses
Vessel and rig operating expenses	115.4	107.9	97.2	307.6	279.3
Reimbursable expenses	6.8	6.1	3.1	27.2	10.7
Depreciation and amortization	47.6	54.9	35.7	142.2	103.7
General and administrative expenses	11.1	8.8	15.4	33.3	38.3

Total operating expenses	180.9	177.7	151.4	510.3	432.0

Operating income	$153.6	$168.6	$118.0	$445.8	$353.2

Financial items
Interest income	0.8	1.0	0.8	2.7	2.2
Interest expense	(35.3)	(37.6)	(23.3)	(101.5)	(63.5)
(Loss)/ gain on derivative financial instruments	0.5	(27.8)	(11.8)	(76.5)	33.8
Foreign currency exchange gain/(loss)	(2.0)	(0.4)	1.3	(1.3)	0.2

Total financial items	(36.0)	(64.8)	(33.0)	(176.6)	(27.3)

Income before income taxes	117.6	103.8	85.0	269.2	325.9

Income taxes	(11.3)	(9.5)	(6.7)	(24.8)	(24.2)

Net income	$106.3	$94.3	$78.3	$244.4	$301.7

Net income attributable to Seadrill Partners LLC members	$54.0	$31.2	$25.4	$105.0	$102.3
Net income attributable to the non-controlling interest	52.3	63.1	52.9	139.4	199.4

Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	75,278	67,278	24,815	75,278	24,815
Subordinated units (basic and diluted)	16,543	16,543	16,543	16,543	16,543

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS	September 30, 2014	December 31, 2013
(in US$ millions)	Unaudited	Unaudited
ASSETS
Current assets
Cash and cash equivalents	447.3	89.7
Accounts receivables, net	194.1	175.8
Amount due from related party	84.4	248.3
Other current assets	97.1	54.7

Total current assets	822.9	568.5

Non-current assets
Drilling units	4,415.3	3,448.3
Goodwill	2.9	—
Deferred tax assets	10.3	9.8
Other non-current assets	232.8	46.0

Total non-current assets	4,661.3	3,504.1

Total assets	5,484.2	4,072.6

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities
Current portion of long-term debt	29.0	—
Current portion of long-term related party payable	98.0	108.3
Related party revolving credit facility	—	125.9
Trade accounts payable and accruals	9.2	80.0
Other related party payables	255.3	292.1
Other current liabilities	117.5	47.8

Total current liabilities	509.0	654.1

Non-current liabilities
Long-term debt	2,852.0	—
Long-term related party payable	258.4	1,826.4
Related party loan notes	—	299.9
Other non-current liabilities	28.3	37.6

Total non-current liabilities	3,138.7	2,163.9

Total liabilities	3,647.7	2,818

Total equity	1,836.5	1,254.6

Total liabilities and equity	5,484.2	4,072.6

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivative financial instruments, foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

Distributable cash flow is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

For accounting purposes, in accordance with U.S. GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of distributable cash flow (“DCF”) as described below.

DISTRIBUTABLE CASH FLOW	Three months ended September 30, 2014	Three months ended June 30, 2014
(in US$ millions)	Unaudited	Unaudited
Net income attributable to Seadrill Partners LLC members	54.0	31.2

Interest income	(0.8)	(1.0)
Interest expense	35.3	37.6
(Gain)/loss on derivative financial instruments	(0.5)	27.8
Depreciation and amortization	47.6	54.9
Foreign currency exchange loss	2.0	0.4
Income taxes	11.3	9.5
Non-controlling interest [1]	52.3	63.1

EBITDA	201.2	223.5

Add: Net mobilization earnings capitalized	—	—
Less: Amortization of mobilization revenue and expenses and favorable contracts	7.2	0.1

Adjusted EBITDA	208.4	223.6

Cash interest income	1.6	1.7
Cash interest expense (including interest rate swap settlement amounts)	(43.9)	(34.5)
Cash tax paid	(13.3)	(12.0)
Estimated maintenance and replacement capital expenditure [2]	(38.3)	(40.5)

Cash flow available for distribution	114.5	138.3

Cash flow attributable to non-controlling interest	(59.6)	(86.4)

Distributable cash flow	54.9	51.9

Distribution declared	53.4	47.7
Coverage	1.03x	1.09x

[1]	The non-controlling interest comprises (i) the 42% Seadrill Limited partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo and the West Vencedor and (ii) the 49% Seadrill limited liability company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius and the West Auriga. The non-controlling interest existed either from the IPO closing date or from the date of acquisition of entities that own and operate the drilling unit. There is no non-controlling interest existing for the T-15 rig and T-16 rig.
[2]	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.